UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to the Market, filed with the Brazilian Securities Commission on November 5, 2019, regarding Amendment No. 2 dated as of November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

2.

Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 5, 2019

Item 1

Notice to the Market, filed with the Brazilian Securities Commission on November 5, 2019, regarding Amendment No. 2 dated as of November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

COMUNICADO AO MERCADO

Segundo Aditivo ao Contrato e Plano de Incorporações Referente à Transação de Combinação de Negócios da Natura Cosméticos S.A. e a Avon Products, Inc.

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co”), informam a seus acionistas e ao mercado em geral que celebraram nesta data o segundo aditivo ao Agreement and Plan of Mergers (Contrato e Plano de Incorporações, o “Aditivo”), o qual foi originalmente celebrado, em 22 de maio de 2019 (conforme Fato Relevante divulgado em tal data), entre a Natura Cosméticos, Avon Producs, Inc (“Avon”), Natura &Co, Nectarine Merger Sub I, Inc. e Nectarine Merger Sub II, Inc., referente à combinação de negócios da Natura Cosméticos e da Avon.

O Segundo Aditivo estabelece que a Natura &Co deverá tomar todas e quaisquer ações necessárias, inclusive realizar todas as propostas aos acionistas necessárias e utilizar razoáveis melhores esforços a fim de obter todas as aprovações necessárias, antes ou na assembleia geral ordinária de acionistas que aprovará as demonstrações financeiras referentes ao exercício social encerrado em 31 de dezembro de 2019, para garantir que o saldo de todos e quaisquer prejuízos acumulados, se houver, seja absorvido pela reserva de capital formada quando da contribuição das ações da Natura Cosméticos a ser realizada pelos acionistas controladores. A absorção de prejuízos tem por intenção zerar o saldo de todos e quaisquer prejuízos acumulados em 31 de dezembro de 2019 para mitigar o impacto dos efeitos contábeis da reestruturação societária nos dividendos para os acionistas.

A versão em inglês do Segundo Aditivo estará disponível a todos os acionistas na sede da Natura Cosméticos, da Natura &Co e no site de Relação com Investidores (https://natu.infoinvest.com.br/) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019), no site da CVM (www.cvm.gov.br) e no site da B3 (www.b3.com.br). Uma versão em português desse Segundo Aditivo será preparada e disponibilizada assim que possível.

São Paulo, 5 de novembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly Held Company	Publicly Held Company
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

NOTICE TO THE MARKET

Amendment Number Two to the Merger Agreement relating to the Business Combination Transaction between Natura Cosméticos S.A. and Avon Products, Inc.

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co”) inform their shareholders and the market in general that they have executed amendment number two (the “Amendment”) to the Agreement and Plan of Mergers, which was originally executed on May 22, 2019 (per the Material Fact disclosed at such date), by and among Natura Cosméticos, Avon Products, Inc (“Avon”), Natura &Co, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., regarding the combination of businesses of Natura Cosméticos and Avon.

The Amendment provides that Natura &Co shall take any and all necessary action, including making all necessary shareholder proposals and using reasonable best efforts to obtain all necessary shareholder approvals, on or before the ordinary general meeting of shareholders that will approve the financial statements as of and for the fiscal year ended December 31, 2019, to ensure that the balance of any and all accumulated losses, if any, is absorbed against the capital reserve formed upon the contribution of Natura Cosméticos’ shares to be made by the controlling shareholders. The loss absorption is intended to clear the balance of any and all accumulated losses as of December 31, 2019 to mitigate any material impact of accounting effects of the corporate restructuring on dividends to shareholders.

The Amendment will be made available to all shareholders at Natura Cosméticos’ and Natura &Co’s headquarters and in the Investors’ Relations website (https://natu.infoinvest.com.br/en) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019), at the website of the CVM (www.cvm.gov.br) and at the website of the B.3 (www.b3.com.br). A Portuguese translation of the Amendment will be prepared and made available as soon as possible.

São Paulo, November 5, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

Item 2

Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

AMENDMENT NUMBER TWO TO AGREEMENT AND PLAN OF MERGERS

This Amendment Number Two (this “Amendment”) to the Agreement and Plan of Mergers, dated as of May 22, 2019 (the “Merger Agreement”), by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Avon Products, Inc., a New York corporation (the “Company”), Nectarine Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and wholly owned direct subsidiary of Merger Sub I (“Merger Sub II”), and Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo”), is made as of November 5, 2019. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, the Company, Merger Sub I, Merger Sub II and HoldCo entered into the Merger Agreement on May 22, 2019;

WHEREAS, on October 3, 2019, Parent, the Company, Merger Sub I, Merger Sub II and HoldCo entered into that certain Amendment Number One to the Merger Agreement (the “First Amendment”);

WHEREAS, Section 11.03 of the Merger Agreement permits the parties to amend the Merger Agreement by an instrument in writing signed by the parties hereto; and

WHEREAS, the parties hereto desire to further amend the Merger Agreement as set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, pursuant to Section 11.03 of the Merger Agreement, the parties hereto agree as follows:

AGREEMENT

SECTION 1.1               Amendments to Section 8.09(c). Section 8.09(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) Upon the making of the Parent Contribution by the Founding Controlling Parent Shareholders, HoldCo shall create a special equity reserve in an amount equal to the difference between the net equity book value of the Parent Shares contributed in the Parent Contribution and the value attributed by the Founding Controlling Parent Shareholders to such Parent Shares. HoldCo shall account for such special equity reserve in an amount net of any income tax liability of HoldCo that may be recognized upon the Parent Contribution, so that no expense is accounted at HoldCo as a result of such tax liability; provided that if HoldCo does not receive a formal endorsement of such accounting treatment from the CVM before the date of issuance of HoldCo’s financial statements for the fiscal year ended December 31, 2019, then HoldCo shall account for such income tax liability within the profit and loss accounts of HoldCo. HoldCo shall take any and all necessary action, including making all necessary shareholder proposals and using reasonable best efforts to obtain all necessary shareholder approvals, on or before the ordinary general meeting of shareholders that will approve the financial statements as of and for the fiscal year ended December 31, 2019, to ensure that the balance of any and all accumulated losses is absorbed against the capital reserve formed upon the Parent Contribution. The Founding Controlling Parent Shareholders shall agree to vote their shares in favor of such shareholder proposals.”

SECTION 1.2               Amendments to Section 11.02. The first sentence of Section 11.02 of the Merger Agreement is hereby amended by (i) replacing the text “and” after the text “Article 2” with a comma and (ii) adding the text “, the agreements set forth in Section 8.09(c) and, solely to the extent related to Section 8.09(c), the agreements set forth in Section 7.12” after the text “Section 7.05”.

SECTION 1.3               Amendments to Section 11.06(a). Section 11.06(a) of the Merger Agreement is hereby amended by adding the following text as the final sentence of such section: “Notwithstanding the foregoing, following the First Effective Time, the provisions of Section 8.09(c) shall be enforceable by holders of Company Common Stock at, or immediately prior to, the First Effective Time.”

SECTION 1.4               Additional Representations and Warranties. Each of the parties represents and warrants that (a) this Amendment has been duly executed and delivered by such party and (b) this Amendment constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

SECTION 1.5               Full Force and Effect. Except to the extent specifically amended hereby and by the First Amendment, the Merger Agreement remains unchanged and in full force and effect. From and after the execution of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof”, “hereunder” or words of similar import, will be deemed to mean the Merger Agreement, as amended by this Amendment and the First Amendment.

SECTION 1.6               General Provisions. The provisions of Article 11 (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment and the First Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Avon Products, Inc.

By
/s/ Ginny Edwards
Name: Ginny Edwards
Title: Vice President, Interim General Counsel and Corporate Secretary

Natura Cosméticos S.A.

By
/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

By
/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal Officer

NATURA &CO HOLDING S.A.

By
/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Executive Officer

By
/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Executive Officer

Nectarine Merger Sub I, Inc.

By
/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

NECTARINE MERGER SUB II, INC.

By
/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

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